Filed Pursuant to Rule 433 of the

Securities Act of 1933, as amended

Registration Statement Nos. 333-194256 and 333-196437

Free Writing Prospectus dated June 25, 2014

Fantex, Inc.

On June 19, 2014, an article was published by Niners Nation (the “Article”), attached hereto as Annex A. The Article references the initial public offering (the “Vernon Davis Offering”) of the Fantex Series Vernon Davis Convertible Tracking Stock (“Fantex Series Vernon Davis”) of Fantex, Inc. (the “Company”). In addition, the Company is conducting initial public offerings of the Fantex Series EJ Manuel Convertible Tracking Stock (“Fantex Series EJ Manuel”) and Fantex Series Mohamed Sanu Convertible Tracking Stock (“Fantex Series Mohamed Sanu”) of the Company (the “EJ Manuel Offering” and the “Mohamed Sanu Offering,” respectively, and together with the Vernon Davis Offering, the “Offerings”). The Offerings are covered by the Registration Statements on Form S-1 (File Nos. 333-192476, 333-194256 and 333-196437, respectively), as amended (the “Vernon Davis Registration Statement,” the “EJ Manuel Registration Statement” and the “Mohamed Sanu Registration Statement,” respectively, and collectively, the “Registration Statements”), that we have filed with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended.  The Article references the Offerings and quotes certain statements made by Cornell “Buck” French, the Chief Executive Officer of the Company. However, and as described further below under “Corrections and Clarifications,” the Article contains certain factual inaccuracies and inconsistencies with the information contained in the Registration Statements.

The Article was not prepared or reviewed by the Company or any other offering participant prior to its publication. The publisher of the Article is not affiliated with the Company. The Company made no payment and gave no consideration to the publisher in connection with the publication of the Article or any other articles published by the publisher concerning the Company. With the exception of statements and quotations attributed directly to Mr. French or derived from the Company’s Registration Statements, the Article represents the author’s opinions and the opinions of others, which are not endorsed or adopted by the Company or any other offering participant.

You should consider statements in the Article or contained herein only after carefully evaluating all of the information in the Company’s Registration Statements and the other documents incorporated by reference into the Registration Statements.

Corrections and Clarifications

For purposes of correction and clarification, the Company notes the following:

Article

•                  The Article states that “[the Company] has a claim to 10 percent of [Vernon] Davis’s income.” The Company clarifies that under the terms of the Brand Agreement effective as of October 30, 2013, by and between Vernon Davis, The Duke Marketing LLC and the Company (the “Vernon Davis Brand Contract”), the Company acquired for $4 million a 10% interest in the brand income, as defined in the Vernon Davis Brand Contract, of Vernon Davis.

•                  The Article also states that “[i]f [Vernon Davis] holds out into the 2014 season, [the Company] can still claim 10 percent of each week’s paycheck, even if [Vernon] Davis is forfeiting that money during his holdout,” and that “[the Company] has said it will claim the money owed if Vernon [Davis]’s holdout goes into the regular season.”  The Company clarifies that if Mr. Davis were to breach his NFL player contract so as to adversely affect brand income under the Vernon Davis Brand Contract, the Company believes it would have a claim that Mr. Davis was liable to the Company for such breach.

•                  The Article also asserts that the Vernon Davis Registration Statement states that “[b]rand income means ‘gross monies or other consideration (including rights to make investments) that Vernon Davis receives as a result of his skills and brand, including salary and wages from being an athlete in the NFL and related fields (including activities in a non-NFL football league), such as broadcasting and coaching.’” The Company clarifies that the Company’s brand contract with Vernon Davis entitles the Company to receive 10% of brand income for Vernon Davis from and after October 30, 2013. The Company further clarifies that brand income generally means gross monies or other consideration (including rights to make investments) that Vernon Davis receives as a result of his skills and brand, including salary and wages from being an athlete in the NFL and related fields (including activities in a non-NFL football league), such as broadcasting and coaching, subject to specified exceptions and net of certain related expenses (such as legal fees, travel expenses and self-employment taxes).

Forward-Looking Statements

This free writing prospectus contains forward-looking statements. Forward-looking statements reflect the Company’s current views with respect to, among other things, future events and performance. These statements may discuss the Company’s intentions, beliefs, projections, outlook, analyses or current expectations concerning, among other things, expectations regarding the commencement or completion of the Offerings, future brand income under the Company’s brand contracts, the longevity of Mr. Davis’s, Mr. Manuel’s or Mr. Sanu’s careers, results of operations, expectations for the use of the net proceeds from the Offerings, prospects, growth and strategies, plans, market opportunities and the trends that may affect the Company, Mr. Davis, Mr. Manuel or Mr. Sanu. The Company generally identifies forward-looking statements by words and phrases such as “hope,” “were to,” “may,” “will,” “would,” “should” or the negative version of these words or comparable words. Forward-looking statements are based on beliefs and assumptions made by management using currently available information. These statements are only predictions and are not guarantees of future performance, actions or events. Forward-looking statements are subject to risks and uncertainties. If one or more of these risks or uncertainties materialize, or if management’s underlying beliefs and assumptions prove to be incorrect, actual results may differ materially from those contemplated by a forward-looking statement. Forward-looking statements speak only as of the date on which they are made. The Company expressly disclaims any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

The Company has filed registration statements (including preliminary prospectuses) with the SEC for each of the offerings to which this communication relates. This investment is complex, risky and speculative. Before you invest, you should read the prospectuses in the respective registration statements and other documents the Company has filed with the SEC for more complete information about the Company and the offerings. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you these prospectuses if requested by calling toll-free 866-315-3482. This is not an offer to sell, nor a solicitation of an offer to buy, to residents of any state in which registration and other legal requirements have not been fulfilled.

Annex A

Text of the Article dated June 20, 2014

The San Francisco 49ers wrap up their mandatory minicamp on Thursday, and it will be the third day without Vernon Davis. The team’s slightly important tight end is looking to get a new contract, and is hoping to gain some leverage by skipping the camp. Davis will owe $69,455 in fines for his minicamp absence. If he skips any of training camp, he would face another $30,000 per day in fines. This covers the start of training camp through the final preseason roster reduction date.

Holdouts are nothing new, and Davis is the second one on the team along with right guard Alex Boone. What is different about this one is VD’s deal with Fantex. Under the terms of the deal, Fantex has a claim to 10 percent of Davis’s income. If he holds out into the 2014 season, Fantex can still claim 10 percent of each week’s paycheck, even if Davis is forfeiting that money during his holdout. Davis’s holdout could end at any point for a variety of reasons, but this is one of the more unique reasons. A player’s annual base salary is based on weekly game checks. The 10 percent Fantex gets is based on those game checks, so this only becomes an issue if the holdout lasts into the season.

For those not aware, Vernon cut a deal with a company called Fantex in which people could “buy stock” in him. In reality you’re buying a tracking stock, and you’re not actually “owning” a part of Vernon. The details of Vernon’s deal are broken down in a this prospectus, but here’s a quick explanation. In this deal, Vernon received $4 million up front. In exchange, for the one-time payment of $4 million, Fantex is entitled to “receive 10% of brand income for Vernon Davis from and after October 30, 2013.” Brand income means “gross monies or other consideration (including rights to make investments) that Vernon Davis receives as a result of his skills and brand, including salary and wages from being an athlete in the NFL and related fields (including activities in a non-NFL football league), such as broadcasting and coaching.”

The most important point above is that Fantex gets 10 percent of brand income from and after October 30, 2013. On page 7 of the prospectus, it details what this means for his current contract. Previously I had thought the 10 percent only applied to his next contract and beyond. Instead, it counts certain money earned during his current deal. The money considered “brand income” includes base salaries and bonuses received from and after October 30, 2013. In 2013, that was $3.57 million of his $6.072 million base salary. For 2014, that is $4.7 million. For 2015, that is $4.35 million. Additionally, it covers up to $1.4 million in bonus money.

Fantex has said it will claim the money owed if Vernon’s holdout goes into the regular season. Davis forfeited a $200,000 workout bonus by skipping the offseason workout program, but Fantex will not claim brand income since the bonus was never earned. I also asked if Fantex had any discussion with Vernon about his holdout plans, and basically how involved they were in this. Their CEO responded, “Vernon Davis owns 90% of his earnings from the NFL. He has an experienced contract agent, and they make contract related decisions.”

Anything is possible with a holdout, but it seems difficult to see this holdout lasting into the season. I won’t say it won’t, but I’d be a bit surprised if it did. Davis has the $4 million up front, so that does cover training camp fines, but with the payments he’ll be making on salary he’s not earning, it just doesn’t seem like the idea situation for Vernon. I would be surprised if the 49ers gave him a new deal this offseason, but maybe they convince him they’ll give him a little something next year. And even that might not happen. It’s just an overall odd situation. I’m fine with Vernon wanting to get some more money, but all the issues surrounding this leave me a little confused about his grand plan.

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